Exhibit 99.1

 Market Landscape Analysis & EscharEx Market PotentialKevin FengOliver Wyman

Market Research Has Been Comprehensive

Robust Qual / Quant Research	Refreshed Qualitative Research	Market Sizing Analysis	Market Potential Evaluation	Refreshed Assessment Based On Ph 2 Data
• In-depth interviews (N=30) with KOLs, community practitioners, payers in US / EU – Current & future treatment dynamics – Feedback on EscharEx profile and positioning – Pharmacoeconomic considerations • Web survey (N=200) fielded to quantify the opportunity for modeling (e.g. eligibility rate, tx rate, shares, etc.)	• In-depth interviews with VLU treaters (2020) across diverse specialties to reflect range of treaters that see VLU patients (N=10, 45 min each) • Interviewees represented diverse geographic mix across the US • Discussion focused on clinical and commercial topics of interests related to the evaluation of EscharEx potential	• Performed market sizing analysis for VLUs and DFUs • Triangulated estimates across range of sources including literature, syndicated market research, and analyst reports • Performed analog research to identify benchmarks to guide time to peak adoption estimates	• Created a 10-year forecast for EscharEx in VLUs and DFUs • EscharEx market share estimates were based on prior rounds of market research • Output included VLU and DFU revenue estimates building to total EscharEx market potential	• In-depth interviews with VLU / DFU treaters (2022) across specialties, including both Study PIs & EscharEx-naïve treaters (N=12, 45 min each) • Discussion focused on evaluating potential for EscharEx based on **latest Phase 2 results** • Updated forecast for EscharEx, integrating new findings from MR with prior rounds of research
2015	**2020**	**2020**	**2020**	**2022**

Comprehensive and step-wise evaluation of EscharEx Potential based on latest clinical development plan & data

MediWound
OliverWyman

Chronic Wound Patient Journey: Key Sites of Care


Majority
Minority
Majority of chronic wounds present outpatient
GP / PCP
Also: general podiatry, diabetology, dermatology, vascular surgery
Home Care Nurse
Community patients may see home care nurse before wound is severe enough to be referred to clinic
Chronic Wound Patient
A subset are triaged inpatient due to severity (need for surgical intervention), infection
Hospital Units
Outpatient Clinic
Follow Up: Avg. 1-3X per week; majority receive home care follow up
Wound Care Clinic
Treaters: Rotating panel of ~4-5 specialties or one specialized physician
Most wound care in US; etiology-specific clinics also exist
DFU or Leg Ulcer Clinic
Treaters: ~2-4 diabetologists / podiatrists (DFUs) OR dermatologists / surgeons (VLUs); several nurses
Hospital Inpatient (<15%*)
Length of Stay: Avg. 1-2 weeks
Treaters: Variable; more access to surgical specialists
Home Care, Nursing Homes, & Long Term Care
Majority of chronic wound patients require long-term follow-up care at home / nursing facility
Initial Follow Up: Avg. once every 2-3 days
Treaters: Community / home care nurses

Most chronic wounds in the U.S. are treated outpatient with follow-up visits 1-3x per week

MediWound

OliverWyman

*15% present in academic setting w/ more complex wounds; overall % inpatient likely lower

Debridement is SOC, But Method Is Not Standardized


Majority
Minority
Debridement Selection Process
Debridement needed (~70% DFUs, ~55% VLUs)
START
Basic Wound Work-Up
• Thorough Patient History
• Rule out infection, x-ray or culture if needed
• Assess perfusion / blood flow
• Assess need for debridement
** Specialized centers only
Factors Determining Choice of Debridement Method
Decreasing Importance
• Wound characteristics (e.g. complications)
• Efficacy / outcomes
• Patient considerations (e.g. tolerability)
• Site of care
• Skill of practitioner required (i.e. training)
• Time and/or frequency of debridement
• Cost & reimbursement
• Input of other HCPs involved in patient care
Debridement Method Selection
Decreasing Frequency of Use
Sharp (Bedside), Alone
Autolytic (± Sharp)
Enzymatic (± Sharp)
Mechanical
Surgical
Jet Lavage / Hydrosurgery
Other (Ultrasound, Larvae)
Debridement not needed (~30% DFUs, ~45% VLUs)
Continue TIME Framework
< 50% healing after 4 wks
Advanced Wound Care

Wound characteristics, efficacy, and patient considerations are top influencers of choice

MediWound

OliverWyman

 2022 US DFU Epidemiology Estimate  2022 US VLU Epidemiology Estimate  Triangulation Indicates 1M VLUs and 1.1M DFUs Annually Eligible for Debridement  1.1M active DFUs in a given year  70% of DFUs undergo debridement  770K DFUs undergoing debridement in a given year   Millions of Patients  1.0M incident patients with an active VLU, eligible for tx  55% of DFUs undergo debridement  560K VLUs undergoing debridement in a given year

VLU Debridement Approach Driven By Site Of Care; Sharp Remains SoC Across Wound Care Clinics

Current Debridement Practices*



100%
80%
60%
40%
20%
0%
VLU
DFU
5%
3%
21%
20%
3%
15%
11%
22%
29%
6%
5%
21%
11%
1%
22%
6%
28%
29%
Legend
Other
Non-sharp Combo (without Enzymatic)
Sharp + Autolytic
Autolytic Only
Non-sharp Combo (with Enzymatic)
Sharp + Enzymatic
Enzymatic Only
Sharp Only

Commentary

- **All VLU patients seen at WC clinics will undergo debridement**
  - In contrast, in home health setting only 1/3 VLUs are debrided; other 2/3 of patients have wounds that are caught and managed early by nurses, and thus can heal without needing debridement
- **Choice of debridement technique is highly dependent on site of care**
  - Surgeons and clinicians at wound care clinics, regardless of medical specialty, **perform sharp debridement as SOC for all patients**
  - In other specialty practices, such as dermatology, **clinicians much more split between sharp vs. non-sharp**
  - Nursing home / home health settings depend enzymatic or autolytic
- While sharp is SoC at WC clinics, **pain can be a barrier to use** (particularly in VLUs), leading HCPs to defer to a topical instead
- **Sharp + enzymatic / autolytic combinations** are also commonly used, with sharp used as primary method (e.g. 1-2x per week) and topical as maintenance (applied in between sharp visits)

*"All DFU / VLU patients get sharp debridement. **If they are able to tolerate it, it is probably the most effective debridement** method of removing nonviable tissue, as well as bioburden in the wound. "*

– Podiatrist #5 (Non-PI)

*"Some of the wounds are more superficial, **sometimes the topical agent alone is enough**...if they are not responding, yeah, then we would have to step it up and go to a different method, probably add sharp debridement in "*

– Dermatologist #2 (Non-PI)

MediWound

OliverWyman

*Estimates are based on small study (N=12)

Source: OW Primary Research (6/2022)

 Current Enzymatic Use is Limited, Due to Perception of Low Efficacy and High Cost  Current Enzymatic SOC Perception  Commentary  Efficacy  Less Favorable  More Favorable  Safety  Less Favorable  More Favorable  Dosing & Administration  Less Favorable  More Favorable  Cost  Less Favorable  More Favorable  Efficacy: HCP opinion of enzymatic efficacy generally ranges from very low to moderate; most still utilize to some degree but note limited efficacy due to slow speed of debridement  Efficacy may be further reduced if unable to comply with recommended 1x daily regimen  A few HCPs cited Panafil as a much faster enzymatic debrider, prior to recall  Safety: Considered very safe, with minimal AEs / pain  Dosing & Administration: Generally considered easy to use / apply, given potential for self or care-giver application; recommended regimen is typically 1x / day  Slow speed of debridement leads to extended use (average of 6-8 weeks), which can also influence patient compliance with daily regimen  Cost: High cost often cited as major disadvantage relative to efficacy,   Average cost of ~$298 / 30g tube, reimbursed under pharmacy benefit; prior research showed patients use ~6-8 tubes on average (total cost of treatment ~$2000)  “Enzymatic use is a little bit of an expense thing. It is a little bit of an availability thing that sometimes it is just harder to get, so that I use them less partly for that reason. I do think they probably work a little bit better than autolytic, but I am not honestly even sure of that.”  – Dermatologist #2 (Non-PI)  “It is efficacious compared to Vaseline... But is it tremendously efficacious? Tremendously helpful? I question that notion… Oftentimes, my patients cannot afford it, or the patient has to pay most of it because their prescription plan may or may not cover it.”  – Podiatrist #2 (Non-PI)  Source: OW Primary Research (6/2022)

HCPs Report Significant Need For Faster, More Efficacious Topical Debridement Agent

Unmet Need

- Physicians note that while sharp is efficacious and affordable, **there remain situations where sharp cannot be utilized**, driving unmet need for efficacious and affordable non-sharp alternatives:
  - **Speed**: Ideal product should work faster than current topical modalities, as speed of debridement cited by most HCPs as greatest unmet need
  - **Affordability**: Novel agent should be affordable and similar to current alternatives; experts note higher cost or lack of coverage by insurance as deterrents to using current modalities
  - **Application frequency / duration:** Daily application over long periods of time required by current enzymatic treatment; alternative ideally requires fewer applications
- **Gap in market remains after recall of papain products** (seen as much more effective than current enzymatic SoC), which were used commonly when sharp was not suitable

> *"**I would like to see a product that actually works within a reasonable period of time**. Not eight weeks but maybe something within four weeks. Even with compliant patients with a wound that's a couple centimeters in diameter, it's going to take eight weeks. **It shouldn't take that long.***
>
> *–Podiatrist #1 (Non-PI)*

Pipeline

- A few physicians have noted interest in few products in the pipeline (e.g. hydro-debriders, topical stem cell agents); however, most HCPs have **limited optimism or knowledge of therapeutic agents in the pipeline**

> *"Enzymatic is not great at debriding everything and it takes a long time …something **that will debride faster is what we are looking for**. Sharp is really the only fast debridement modality, but it is not always applicable. **If we had something that was able to debride the wound faster without causing pain, that would be ideal**."*
>
> *–Podiatrist #4 (PI)*

MediWound

OliverWyman

Source: OW Primary Research (6/2022)

 EscharEx Perceived As Highly Efficacious, Demonstrating Clear Benefit Over Current Options  EscharEx Perception by Attribute  Perception of efficacy is extremely favorable, with HCPs immediately noting EscharEx’s faster speed of debridement vs. current agents  Primary and secondary clinical endpoints believed to be most important, with clearest benefit demonstrated by incidence of and time needed to achieve complete debridement  Pharmacology data seen as helpful in supporting clinical endpoints, though less important than primary / secondary  HCPs often expect lower biofilm / bacterial load as natural consequence of better debridement (and thus may not emphasize importance of seeing pharmacology data)  However, a few physicians noted biofilm score / bacterial load has been emerging with increasing level of importance in wound healing field  Few HCPs want to see superior efficacy in wound closure, given faster debridement should translate to faster wound closure; however, most believe that a superiority endpoint is not essential for a debridement agent, and comparable incidence / time data is sufficient  If superior efficacy for wound closure was shown, HCPs believe this may support even further adoption of Product X and justify higher costs  “The product looks like it works very well. They are basically saying you only need five applications of this product to get the wound to a granular bed, which is great because you do not usually see that.”  –Podiatrist #5 (PI)  “I think biofilm is increasingly important because of literature supporting better ways of trying to break bioburden down. It is more on my radar today than it was 10 years ago or even two years ago. It’s innovative in a way to keep that as one of your endpoints. ”    –Podiatrist #6 (PI)  Primary Endpoint  Incidence to complete debridement  Secondary Endpoint  Time to achieve complete debridement  # applications needed for debridement  >75% Granulation tissue incidence   Pharmacology  Biofilm Score  Bacterial load via fluorescence  Wound Closure  Incidence of wound closure  Time to wound closure  Source: OW Primary Research (6/2022)  Commentary  Efficacy  Less Favorable  More Favorable  Less Important More Important   Relative Importance to Profile

Minimal Issues with EscharEx Safety Or Dosing & Administration

EscharEx Perception by Attribute

Safety


Less Favorable
More Favorable

Dosing & Administration


Less Favorable
More Favorable

Commentary

- **<u>Safety:</u>** Most HCPs raised minimal issues with safety profile (perceiving as safe), with several noting how crucial safety is when considering high opinion of enzymatic agent's safety today
  - A few HCPs requested additional data surrounding pain (or absence of pain) upon application, highlighting importance of patient comfort
- **<u>Dosing & Administration:</u>** Perceived as favorable, particularly given short regimen (daily applications for 5 days) compared to current enzymatic agent and potential for home-application
  - **Potential for range of 5-8 applications did not raise any concerns**, as even 8 days is significantly faster than current enzymatic agent; few HCPs noted minor benefit with 7 or fewer days, to fit logistically into weekly clinical visits
  - HCPs also amenable to first application in clinic, followed by subsequent home applications

"There were no adverse events. There were no allergic reactions to the product. ***It seems like it is a safe product to use****. 120 patients to evaluate the tolerability and safety of the product, it is a good study."*

–Podiatrist #5 (PI)

*"****My perception wouldn't change from 5 to 8 applications****. I mean current enzymatic treatment, it's 100 applications, you know. So, they could go to 20 applications, and it still wouldn't make any difference to me."*

–Dermatologist #2 (Non-PI)

MediWound

OliverWyman

Source: OW Primary Research (6/2022)

 Given Strong Profile of EscharEx, HCPs Reported Expansion of Enzymatic Use Drawing From Other Classes  Future Debridement Practices  HCPs expect aggressive expansion of enzymatic segment across VLUs & DFUs, with slightly higher use in VLUs given additional barrier that pain poses to sharp use; similarly, HCPs expect greater use of enzymatic only in VLUs (vs. DFUs), but greater use of sharp + enzymatic in DFUs (vs. VLUs)  VLU  DFU  Legend  29%  55%  29%  52%  Source: OW Primary Research (6/2022)  EscharEx is anticipated to draw share from all other debridement modalities   (including sharp only, autolytic only, and sharp + autolytic)

U.S. Market Opportunity

~2.1M
VLU and DFU patients eligible for debridement in a given year

55% - 70%
Percentage of wounds debrided

43%
Percentage debrided by enzymatic methods
(Research indicates that EscharEx can expand enzymatic market (~20% debrided by enzymatic methods today) if superior to current enzymatic agent and more cost effective)

70%
Anticipated EscharEx market share based on superiority
5 Years-to-Peak Share

CoT: $1,500 (base) / $1,800 (upside) / $1,200 (downside)
CoT: based on 5 applications on average @ $300 per application

- **EscharEx TAM for VLUs and DFUs is estimated at ~$2B in the U.S.**
- **Market research and physician feedback suggest that EscharEx potential market share at ~30%**

MediWound

Market potential estimates based on above assumptions, and does not account for market access and other considerations that may impact actual figures and are subject to EscharEx approval b FDA. EscharEx is an investigational drug under development, not approved in any jurisdiction

OliverWyman